



POSITIVE FIRST SEMESTER

EBITDA up by 24%

EBIT growth of 34%

EBT rises from EUR 29 mill.
to EUR 35 mill.

Sales increase of 3.3%

Fiber market picks up

Capacity expanded at
Lenzing and Heiligenkreuz

:R TO SHAREHOLDERS 2-2002

LENZING

LETTER TO SHAREHOLDERS


GROUP

DEAR SHAREHOLDER,

Positive development of the Lenzing Group also in the second quarter

After an excellent take-off in 2002, the positive development of the Lenzing Group also persisted in the second quarter. In contrast to the still difficult cyclical situation, the business environment of our markets has improved. The vigorous demand for our fibers led to bottlenecks in deliveries, in spite of a record production level. The engineering and systems-construction sector, as well as the plastics and paper sectors continued to develop to our great satisfaction and generated attractive contributions to our earnings.

THE LENZING GROUP

During the first semester 2002, the sales generated by the Lenzing Group rose by 3.3%, namely to EUR 311.0 mill., over the comparable figure for the previous year. The EBITDA improved by 24%, from EUR 48.5 mill. to EUR 60.2 mill. The operating result (EBIT) grew by 34%, from EUR 29.4 mill. to EUR 39.5 mill. The result before taxes and minority interest (EBT) stood at EUR 35.0 mill., after EUR 28.8 mill. for the same period last year. This corresponds to an increase of 21%.

The first-semester result per share from continuing operations was EUR 6.64 after EUR 5.40 in the previous year. As at 30 June 2002, equity went up to 46% of the balance-sheet total. On 30 June 2002, the Lenzing Group had a staff of 3,282 employees.

2002

THE FIBERS

MARKET ENVIRONMENT: THE UPWARD TREND CONTINUES

The slight recovery of the market worldwide continued during the second quarter. In Europe the demand rose in the nonwovens segment, in particular. The textile business activities in Asia have improved, and the USA, too, recorded a slight upward trend. While prices for caustic soda went down, those for all other raw materials changed only little. The prices for dissolving pulp, an important raw material, are experiencing a rising tendency. Cotton, which is an important fiber price indicator, began to move up, starting from a deep low.

LENZING AG: EXCELLENT DEVELOPMENT

The clearly positive development of Lenzing AG's fiber business also persisted during the second quarter. The broad product portfolio, the high quality standards and the stable market policy are the basis for this success.

The result was generated by larger quantities and an excellent product mix. For example, the sales of Lenzing Modal, a fiber specialty, were 43% above the comparable value for the previous year. Here, Lenzing AG benefited from the positive development of Modal MICRO, which is used for up-market underwear, as well as from the fact that Polynosic fibers are being substituted by Modal in the Far East. Demand in all segments of the fiber business was so vigorous that there were delivery bottlenecks in spite of record production levels. The development of the nonwovens fibers is also very positive. We succeeded in increasing their sales by 29% over the comparable figures for the previous year.

LENZING LYOCELL: FULL CAPACITY OPERATION

The business activities of Lenzing Lyocell, the subsidiary in Burgenland, has clearly picked up in the textile and nonwovens segments. The plant at Heiligenkreuz is operating to full capacity. It was possible to expand sales significantly in comparison to last year. This development exceeded the planned targets and contributed to a considerable improvement of the business result. The reasons for the lively demand were a successful handling of the market, but also better textile business activities.

THE SECTORS ENGINEERING AND SYSTEMS-CONSTRUCTION, PLASTICS AND PAPER

LENZING TECHNIK: ORDER LEVEL CONTINUES TO BE SATISFACTORY

The first semester 2002 took a positive course for Lenzing Technik, the engineering and systems-construction company. As the engineering and construction capacities operated at full capacity, it was possible to contribute to the good result with profit contributions that included lower overhead costs. The focus of the sales activities at Lenzing Technik were projects in China, Russia and Western Europe. On account of the more favorable market conditions for international customers, observed already during the previous quarters, it can be expected that orders will continue to arrive on a satisfactory level.

LENZING PLASTICS: A GOOD DEVELOPMENT

Lenzing Plastics, too, showed a satisfactory development of sales and earnings during the first six months of 2002. Especially the hot-gas filtration segment continued to develop favorably. On account of the cyclical conditions, the market environment continues to be difficult and will hardly improve during the second semester. The slack activities of the construction industry in Germany and Austria have had a negative impact on demand. Altogether, Lenzing Plastics expects a satisfactory result for fiscal 2002 as a whole.

'ACITIES TO BE EXPANDED .ENZING AND HEILIGENKREUZ

Supervisory Board of Lenzing AG ·roved of plans to expand capacities, ı at the Lenzing site and at Heiligen- ız, in order to be able to satisfy the eased demand of customers in an mum fashion, as well as to exploit the ʌth potential.

ɜliminating the technical bottlenecks in ɔuction, the fiber production capaci- at Lenzing will be increased by about ɔ00 tonnes to 200,000 tonnes per ·. Parallel to that, pulp production will expanded by 35,000 tonnes to ,000 tonnes per year, in order to ɹre our own pulp supplies for the zing site. The investment at Lenzing amount to a total of approximately EUR 90 mill. It is being largely financed from our own cash flow.

Already in the middle of 2002 several minor measures were taken at the Heiligenkreuz site which result in a capacity increase of about 20%. In addition, the decision was now taken to build a second production line, so that the production capacity will go up to some 40,000 tonnes per year. The Federal Province Burgenland supports the investment with an amount of EUR 35 mill., which is 27% of the project sum. It can be expected that the additional capacities will go into operation at the end of 2003.

SPV: A FURTHER IMPROVEMENT IN RESULTS

South Pacific Viscose (SPV), the Indonesian associate, developed satisfactorily and was able to achieve a positive result for the first semester. The main reasons in this connection were that, on the one hand, larger quantities were sold because of the recovery of the viscose market, but that, on the other hand, raw-material prices were also more favorable. Production is running at full speed. On account of the good order level, the good capacity utilization should not change in the months to come.

LFC: A CLEAR IMPROVEMENT

Lenzing Fibers Corporation (LFC), our minority holding in the USA, benefited from the better demand and more favorable raw-material prices. It succeeded in generating a marginally positive result for the second quarter.

ZING PAPER: ƆOD RESULT

ough the market situation continues ·e difficult, the paper sector succee- in achieving a positive result. The s of the envelope-paper segment ɜ particularly positive. Copying ers also experienced a positive ɜlopment. In general, one could ɜrve a stabilization of market prices. ·ice adjustment will become necessary during the third and fourth quarter, due to rising raw-material prices.

Successful first semester also for Lenzing Plastics, Lenzing Technik and the Paper Division

LENZING

LENZING AG

OUTLOOK

We expect that the excellent demand for Lenzing fibers will also continue in the months to come. However, uncertain cyclical signals, as well as the turbulences on financial and capital markets make it difficult to offer any longer-term forecasts. Nevertheless, we assume that the positive development in the fiber business of the Lenzing Group will continue during the second semester, and that the result for fiscal 2002 will be very good.

We expect that the engineering and systems-construction sector, as well as the plastics sector will experience a positive development in the further course of the year. Lenzing Plastics will make an attractive contribution to earnings. On account of its good position on niche markets, the paper sector of Lenzing AG expects a satisfactory fiscal 2002.

SEMESTER COMPARISON – EBIT
EUR mill.



45
40
35
30
25
20
15
10
5
0
+34%
1-6/2001
1-6/2002

SEMESTER COMPARISON – SURPLUS FOR THE PERIOD
EUR mill.



25
20
15
10
5
0
+63%
1-6/2001
1-6/2002

Lenzing, August 2002
The Board of Management

Lenzing Aktiengesellschaft
A-4860 Lenzing
Phone: +(43) 7672-701-2713
Fax: +(43) 7672-96301
E-Mail: a.guldt@lenzing.com
www.lenzing.com

NCOME STATEMENT

US-GAAP, ON A GROUP BASIS	4-6/2002 EUR mill.	4-6/2001* EUR mill.	1-6/2002 EUR mill.	1-6/2001* EUR mill.
Sales	**160.2**	**154.5**	**311.0**	**301.2**
Cost of goods sold	-115.2	-113.3	-223.1	-224.1
Gross profit	**45.0**	**41.2**	**87.9**	**77.1**
Operating expenses	-24.5	-26.3	-48.8	-49.6
Other income	0.0	0.4	0.4	1.9
Gains and losses on the sale of property, plant and equipment	0.0	0.0	0.0	0.0
Income from operations	**20.5**	**15.3**	**39.5**	**29.4**
Financial result	**-4.4**	**-0.2**	**-4.5**	**-0.6**
Net income before taxes and minority interest	**16.1**	**15.1**	**35.0**	**28.8**
Income taxes	-4.7	-4.5	-10.6	-8.8
Net income from continuing operations	**11.4**	**10.6**	**24.4**	**20.0**
Discontinued operations	**0.5**	**-3.6**	**-1.3**	**-5.8**
Net income before minority interest	**11.9**	**7.0**	**23.1**	**14.2**
Minority interest	0.0	0.0	0.0	0.0
Net income	**11.9**	**7.0**	**23.1**	**14.2**
Total other comprehensive income/loss	0.2	-0.4	-0.1	-0.6
Comprehensive income	**12.1**	**6.6**	**23.0**	**13.6**
Earnings per share from continuing operations				
basic	3.12	2.83	6.64	5.40
diluted	-	2.62	-	5.00
Earnings per share total				
basic	3.26	1.90	6.28	3.86
diluted	-	1.80	-	3.65

ALANCE SHEET COMPARISON

US-GAAP, ON A GROUP BASIS	30 June 2002 EUR mill.	%	30 June 2001* EUR mill.	%
ASSETS				
Current assets	264.2	37	298.9	41
Investments and loans	52.3	7	44.9	6
Property, plant and equipment	379.0	54	371.7	52
Other non-current assets	10.8	2	6.1	1
TOTAL ASSETS	**706.3**	100	**721.6**	100
LIABILITIES AND EQUITY				
Current liabilities	126.5	18	134.9	19
Net assets of discontinued division	1.7	0	23.7	3
Non-current liabilities	254.5	36	279.5	39
Minority interest	0.1	0	0.1	0
Stockholders' equity	323.5	46	283.4	39
TOTAL LIABILITIES AND EQUITY	**706.3**	100	**721.6**	100

	2002	2001
Investments into intangible fixed assets and property, plant and equipment in EUR mill. between Jan. 1 and June 30**	14.6	33.3
Staff on June 30	3,282	3,235

* restated according to US-GAAP ** excluding LUSAC Group